                                                                    EXHIBIT 4.43

                                SHARE OPTION PLAN

                                OPTION COMMITMENT
                                   (EMPLOYEE)

Notice is hereby given that, effective February 14, 2005 (the "Effective Date") Pine Valley Mining Corporation (the "Company") has granted to Roy Fougere (the "Service Provider"), an Option to acquire 100,000 Common Shares ("Optioned' Shares") up to 5:00 p.m. Vancouver Time on February 14, 2010 (the "Expiry Date") at a Exercise Price of Cdn$5.60 per share.

At the date of grant of the Option, the Company is classified as a Tier 1 company under TSX Venture Policies.

Optioned Shares will vest and may be exercised as follows:

(a)  12,500 shares on May 14, 2005; and

(b)  12,500 shares every three months thereafter until fully vested.

The grant of the Option evidenced hereby is made subject to the terms and conditions of the Company's Share Option Plan, the terms and conditions of which are hereby incorporated herein.

To exercise your Option, deliver a written notice specifying the number of Optioned Shares you wish to acquire, together with cash or a certified cheque payable to the Company for the aggregate Exercise Price, to the Company. A certificate for the Optioned Shares so acquired will be issued by the transfer agent as soon as practicable thereafter.

The Company and the Service Provider represent that the Service Provider under the terms and conditions of the Plan is a bona fide employee of the Company, entitled to receive Options under TSX Venture Exchange Policies.

PINE VALLEY MINING CORPORATION

/s/ Roy Fougere
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Authorized Signatory